SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[ X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1997

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to _____

                         Commission file number 1-11368

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Paragon Trade Brands, Inc.
               180 Technology Parkway
               Norcross, Georgia  30092















                                                                    Page 1 of 19
                                                        Exhibit index at Page 17

                                    I. REPORT

Financial Statements and Schedules as of December 31, 1997 and December 31, 1996, Together With Auditors' Report, Prepared in Accordance With the Financial Reporting Requirements of ERISA.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1997 AND 1996
                                  TOGETHER WITH
                                AUDITORS' REPORT

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996






                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

        Statement of Net Assets Available for Benefits, With Fund Information-- December 31, 1997

        Statement of Net Assets Available for Benefits, With Fund Information-- December 31, 1996

        Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

        Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- December 31, 1997

        Schedule II: Item 27d--Schedule of Reportable  Transactions for the Year
                     Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Paragon Retirement Investment
Savings Management Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Paragon Retirement Investment Savings Management Plan as of December 31, 1997 and 1996 and the changes in its net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the accompanying financial statements, Paragon Trade Brands, Inc., the plan sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. The accompanying financial statements have been prepared assuming that the Paragon Retirement Investment Savings Management Plan will continue as a going concern. However, because of the plan sponsor's Chapter 11 filing, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Arthur Andersen LLP

Atlanta, Georgia
April 17, 1998

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997


                                                                    PARTICIPANT-DIRECTED
                              -----------------------------------------------------------------------------------------------------
                               VANGUARD
                                INDEX    VANGUARD                          VANGUARD     VANGUARD   VANGUARD  VANGUARD   PARAGON
                              SMALL CAP  WELLESLEY   VANGUARD                U.S.     INTERNATIONAL  BOND   INVESTMENT   COMMON
                                STOCK     INCOME    INDEX 500   VANGUARD    GROWTH       GROWTH     INDEX    CONTRACT    STOCK
                              PORTFOLIO    FUND     PORTFOLIO  WINDSOR II    FUND         FUND       FUND      TRUST      FUND
                              -----------------------------------------------------------------------------------------------------
ASSETS:
   Investments, at fair
     value:
     Registered investment
       companies               $20,205  $2,062,099   $3,866,548  $3,608,548  $3,293,953   $444,531   $610,084  $725,215   $       0
     Company stock fund              0           0            0           0           0          0          0         0   3,839,594
     Participant loans               0           0            0           0           0          0          0         0           0
                               -------  ----------   ----------  ----------  ----------   --------   --------  --------   ---------
                                20,205   2,062,099    3,866,548   3,608,548   3,293,953    444,531    610,084   725,215   3,839,594
   Employee contributions
     receivable                    410      24,380       34,349      34,122      33,688      8,803      6,932     6,510       8,676
   Employer contributions
     receivable                    146       9,363       12,794      13,185      12,488      2,991      2,875     2,564       4,463
   Loan payments receivable         65       4,310        4,096       5,036       3,707      1,346      1,204       987       1,101
                               -------  ----------   ----------  ----------  ----------   --------   --------  --------   ---------
          Total assets          20,826   2,100,152    3,917,787   3,660,891   3,343,836    457,671    621,095   735,276   3,853,834

LIABILITIES:
   Refunds payable to
     participants                  192       1,578        1,626       3,326       4,377        523         32       305       1,881
                               -------  ----------   ----------  ----------  ----------   --------   --------  --------   ---------
NET ASSETS AVAILABLE FOR
   BENEFITS                    $20,634  $2,098,574   $3,916,161  $3,657,565  $3,339,459   $457,148   $621,063  $734,971  $3,851,953
                               =======  ==========   ==========  ==========  ==========   ========   ========  ========  ==========


                                 LOAN
                                 FUND      TOTAL
                               --------  ---------
ASSETS:
   Investments, at fair
     value:
     Registered investment
       companies               $      0  $14,631,183
     Company stock fund               0    3,839,594
     Participant loans          624,854      624,854
                               --------  -----------
                                624,854   19,095,631
   Employee contributions
     receivable                       0      157,870
    Employer contributions
     receivable                       0       60,869
   Loan payments receivable     (21,852)           0
                               --------  -----------
          Total assets          603,002   19,314,370

LIABILITIES:
   Refunds payable to
     participants                     0       13,840
                               --------  -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                    $603,002  $19,300,530
                               ========  ===========

         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                                                    PARTICIPANT-DIRECTED
                              ------------------------------------------------------------------------------------------

                              VANGUARD                          VANGUARD     VANGUARD   VANGUARD  VANGUARD   PARAGON
                              WELLESLEY   VANGUARD                U.S.     INTERNATIONAL  BOND   INVESTMENT   COMMON
                               INCOME    INDEX 500   VANGUARD    GROWTH       GROWTH     INDEX    CONTRACT    STOCK
                                FUND     PORTFOLIO  WINDSOR II    FUND         FUND       FUND      TRUST      FUND
                              ------------------------------------------------------------------------------------------
ASSETS:
   Investments, at fair value:
     Registered investment
       companies               $1,589,138 $2,392,082   $2,578,130 $2,456,768  $447,328   $489,067  $703,973   $        0
     Company stock fund                 0          0            0          0         0          0         0    6,584,701
     Participant loans                  0          0            0          0         0          0         0            0
                               ---------- ----------   ---------- ----------  --------   --------  --------    ---------
                                1,589,138  2,392,082    2,578,130  2,456,768   447,328    489,067   703,973    6,584,701
   Employee contributions
     receivable                    25,332     26,889       25,994     26,479     6,337      7,426     7,939       10,989
   Employer contributions
     receivable                         0          0            0          0         0          0         0    2,043,863
   Loan payments receivable         2,552      1,754        2,183      1,649       739        681       440        3,235
                               ---------- ----------   ---------- ----------  --------   --------  --------    ---------
NET ASSETS AVAILABLE FOR
  BENEFITS                     $1,617,022 $2,420,725   $2,606,307 $2,484,896  $454,404   $497,174  $712,352   $8,642,788
                               ========== ==========   ========== ==========  ========   ========  ========   ==========



                                LOAN
                                FUND         TOTAL
                              ------------------------
ASSETS:
   Investments, at fair value:
     Registered investment
       companies                 $      0  $10,656,486
     Company stock fund                 0    6,584,701
     Participant loans            389,211      389,211
                                 --------  -----------
                                  389,211   17,630,398
   Employee contributions
     receivable                         0      137,385
   Employer contributions
     receivable                         0    2,043,863
   Loan payments receivable       (13,233)           0
                                 --------  -----------
NET ASSETS AVAILABLE FOR
  BENEFITS                       $375,978  $19,811,646
                                 ========  ===========


         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                    PARTICIPANT-DIRECTED
                              -----------------------------------------------------------------------------------------------------
                              VANGUARD
                               INDEX     VANGUARD                           VANGUARD     VANGUARD   VANGUARD  VANGUARD    PARAGON
                              SMALL CAP  WELLESLEY   VANGUARD                  U.S.   INTERNATIONAL   BOND   INVESTMENT    COMMON
                                STOCK     INCOME    INDEX 500    VANGUARD    GROWTH       GROWTH     INDEX    CONTRACT     STOCK
                              PORTFOLIO    FUND     PORTFOLIO   WINDSOR II    FUND         FUND       FUND      TRUST       FUND
                              -----------------------------------------------------------------------------------------------------

NET ASSETS, BEGINNING OF YEAR  $     0  $1,617,022  $2,420,725  $2,606,307  $2,484,896  $454,404   $497,174   $712,352   $8,642,788
                               -------  ----------  ----------  ----------  ----------  --------   --------   --------   ----------
   Sources:
     Employee contributions        363     314,181     362,546     381,883     379,481    93,477     95,168     88,365      174,494
     Employer contributions        185      18,858      14,638      21,742      24,996     6,381      5,861      5,291      461,220
     Rollovers                       0       2,951      49,644      27,323      23,226     6,169      6,807      2,098       21,330
     Loan payments                 123      42,732      38,846      44,952      37,581    13,771     11,965      9,326       53,299
     Investment income             807     226,312      76,806     323,025     126,957    18,943     35,258     39,630            0
     Appreciation (depreciation)
       in fair value of assets    (744)    114,150     807,098     538,718     530,724    (5,503)    14,898          0   (4,031,949)
     Interfund transfers        20,001     127,975     830,807     328,748     239,991    91,793     53,342    134,074      350,236
                               -------  ----------  ----------  ----------  ----------  --------   --------   --------   ----------
                                20,735     847,159   2,180,385   1,666,391   1,362,956   225,031    223,299    278,784   (2,971,370)
                               -------  ----------  ----------  ----------  ----------  --------   --------   --------   ----------
Uses:
     Benefit withdrawals             0     178,598     444,772     338,538     271,866    71,351     45,677    122,871      381,130
     Loan withdrawals                0     103,042      77,643     100,712      79,033    21,345     20,081     34,932       63,727
     Fees and expenses             101       1,976       3,304       4,636       7,363     2,445        190        988       18,222
     Interfund transfers             0      81,991     159,230     171,247     150,131   127,146     33,462     97,374    1,356,386
                               -------  ----------  ----------  ----------  ----------  --------   --------   --------   ----------
                                   101     365,607     684,949     615,133     508,393   222,287     99,410    256,165    1,819,465
                               -------  ----------  ----------  ----------  ----------  --------   --------   --------   ----------
NET ASSETS, END OF YEAR        $20,634   $2,098,574 $3,916,161  $3,657,565  $3,339,459  $457,148   $621,063   $734,971   $3,851,953
                               =======   ========== ==========  ==========  ==========  ========   ========   ========   ==========

                                LOAN
                                FUND         TOTAL
                              -----------------------

NET ASSETS, BEGINNING OF YEAR  $375,978   $19,811,646
                               --------   -----------
   Sources:
     Employee contributions           0     1,889,958
     Employer contributions           0       559,172
     Rollovers                        0       139,548
     Loan payments             (252,595)            0
     Investment income           41,720       889,458
     Appreciation (depreciation)
       in fair value of assets        0    (2,032,608)
     Interfund transfers              0     2,176,967
                               --------   -----------
                               (210,875)    3,622,495
                               --------   -----------
   Uses:
     Benefit withdrawals         62,616     1,917,419
     Loan withdrawals          (500,515)            0
     Fees and expenses                0        39,225
     Interfund transfers              0     2,176,967
                               --------   -----------
                               (437,899)    4,133,611
                               --------   -----------
NET ASSETS, END OF YEAR        $603,002   $19,300,530
                               ========   ===========

         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1997 AND 1996



1.      PLAN DESCRIPTION

        The following description of the Paragon Retirement Investment Savings Management Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

        GENERAL

        The Plan is a defined contribution plan established by Paragon Trade Brands, Inc. (the "Company"), under the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"), for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

        The Paragon Profit Sharing Plan ("Profit Sharing Plan") was originally adopted effective the closing date of the initial public offering of the shares of common stock of the Company in January 1993 by Weyerhaeuser Company. The Paragon 401(k) Savings Plan ("401(k) Plan") was originally adopted effective February 2, 1993 by the Company. Effective October 1, 1993, the Profit Sharing Plan and the 401(k) Plan were merged and restated as the Plan. Effective January 1, 1995, the plan was renamed the Paragon Retirement Investment Savings Management Plan.

        ELIGIBILITY

        All regular employees of the Company who have completed one year of service are eligible to participate in the Plan, except for employees covered by a collective bargaining agreement that does not provide for participation in the Plan, employees who are nonresident aliens and earn no U.S.-source income, employees classified as bag stickering, and hourly paid administrative employees. Effective January 1, 1996, former employees of Pope & Talbot, Inc. received credit for years of service with Pope & Talbot, Inc. or any of its subsidiaries.

        PLAN ADMINISTRATION

        The Plan is administered by the plan administrative committee (the "Committee"), which is appointed by the board of directors of the Company. The Plan's investments are held under a trust agreement with Vanguard Fiduciary Trust Company.

        CONTRIBUTIONS

        Eligible employees can contribute up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. The Company provides a matching contribution equal to 50% of each participant's contribution that does not exceed 6% of compensation. The Company may, at its discretion, make profit-sharing contributions to the Plan in amounts to be determined by the board of directors. No profit-sharing contributions were made for the year ended December 31, 1997. Forfeitures are used to reduce future matching and profit-sharing contributions. The balance of unutilized forfeitures as of December 31, 1997 and 1996 was $2,448 and $55,668, respectively.

        VESTING

        Participants are immediately vested in their contributions and the actual earnings thereon. Participants become fully vested in matching and profit-sharing contributions when they attain normal retirement age, as defined by the Plan, or after completing five years of service, whichever occurs first. Upon a participant's death or disability, account balances become fully vested.

        BENEFITS

        Upon termination of service, a participant may elect to receive currently or defer receipt of an amount equal to the value of the vested interest in his or her account, if the vested interest is greater than $3,500. For vested interests not exceeding $3,500, a distribution will be made to the participant within 60 days after the last day of the plan year in which the termination occurs. All benefit payments are made in lump-sum distributions. Special distribution rules apply to benefit payments upon attainment of age 70 1/2 and in-service withdrawals. In these cases, the plan document should be consulted.

        PARTICIPANT ACCOUNTS

        Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, matching and profit-sharing contributions, as well as the participant's share of the Plan's income or loss and any related administrative expenses. The trust funds are valued on each business day. Participant accounts are adjusted as of each valuation date to reflect any distributions made and contributions received, including income or loss on trust fund investments. Allocations of earnings, gains, and losses are based on the proportion of each participant's account invested in a particular fund to the total of all participant account balances invested in such fund.

        INVESTMENT OPTIONS

        Upon   enrollment  in  the  Plan,  a  participant  may  direct  employee contributions in 10% increments in any of the following investment options:

           o Vanguard Wellesley Income Fund--seeks current income consistent with reasonable risk by investing in a portfolio of high-quality bonds and stocks. The fund also seeks the potential for moderate growth of capital.

           o Vanguard Index 500 Portfolio--seeks to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

           o Vanguard Windsor II--seeks to provide long-term capital appreciation and dividend income by investing in common stocks. As a secondary objective, the fund also seeks a reasonable level of current income.

           o Vanguard U.S. Growth Fund--seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential.

           o   Vanguard   International  Growth  Fund--seeks  long-term  capital
               growth by investing in the common stocks of companies based outside of the United States.

           o Vanguard Bond Index Fund--seeks to match the total return of the Lehman Brothers Aggregate Bond Index.

           o   Vanguard   Investment   Contract  Trust--seeks  to   provide   an
               attractive rate of interest and safety of principal.

           o Paragon Common Stock Fund--invests primarily in Company common stock. Prior to December 1, 1997, profit sharing and matching contributions were made to this account and could be transferred to the other investment options at the discretion of the participant. Effective December 1, 1997, profit sharing and matching contributions are now allocated according to the participant's investment elections.

        Effective December 1, 1997, the following investment option was added:

           o   Vanguard   Index   Small  Capitalization  Stock  Portfolio--seeks
               to provide long-term growth of capital.

        A participant may change his or her investment directions daily.

        Investments in the Paragon Common Stock Fund are assigned units of participation. The unit value of the Paragon Common Stock Fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1997 and 1996 were 1,090,794 and 800,085, respectively. The unit value at December 31, 1997 and 1996 was $3.52 and $8.23, respectively.

        LOANS TO PARTICIPANTS

        A participant may borrow up to the lesser of 50% of his or her vested account balance, excluding profit-sharing contributions, or $50,000, reduced by the highest loan amount outstanding during the preceding 12-month period, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, except for loans used to purchase the participant's primary residence, which can be repaid over a longer period. All loans bear interest at rates set by the Committee, based on the rates charged by commercial lenders for similar loans. As of December 31, 1997, there were no loans in default with respect to interest and principal payments.


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING

        The accompanying financial statements are prepared on the accrual basis of accounting.

        INCOME RECOGNITION

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of assets includes both realized and unrealized appreciation (depreciation) and is computed using the average cost method, based on the beginning-of-year market value, or the cost of the security if it is acquired during the year.

        INVESTMENT VALUATION

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held for the Plan at year-end. The value for the Paragon Common Stock Fund is based on the closing share price of the Company's common stock.

        Investments in the Paragon Common Stock Fund are assigned units of participation. The unit value of the fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1997 and 1996 were 1,090,794 and 800,085, respectively. The unit value at December 31, 1997 and 1996 was $3.52 and $8.23, respectively.

        ADMINISTRATIVE EXPENSES

        Investment advisory fees for portfolio management by Vanguard Group, Inc. are paid directly from fund earnings. Other administrative expenses are paid by the Company.

        USE OF ESTIMATES

        The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from those estimates.

3.      TAX STATUS

        The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 1995 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1997 and 1996.


4.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances and distributions will be made to participants as soon as administratively feasible.


5.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits according to the financial statements to the net assets available for benefits as reported on the Plan's Form 5500 as of December 31, 1996:

            Net assets available for benefits per the financial
               statements                                           $19,811,646
            Amounts allocated to withdrawing participants               (56,643)
                                                                    ------------
            Net assets available for benefits per Form 5500         $19,755,003
                                                                    ============


        The following is a reconciliation of benefits paid to participants according to the financial statements to benefits paid to participants as reported on the Plan's Form 5500 for the year ended December 31, 1997:

            Benefits paid to participants per the financial
               statements                                            $1,917,419
            Less amounts allocated to withdrawing participants
               at December 31, 1996                                     (56,643)
                                                                    ------------
               Benefits paid to participants per Form 5500           $1,860,776
                                                                    ============


        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.


6.      CHAPTER 11 BANKRUPTCY OF PLAN SPONSOR

        Paragon Trade Brands, Inc., the plan sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code due to the fact that the District Court for the

        District of Delaware issued a judgment and opinion finding that the Company's diaper products infringe certain patents held by the Proctor & Gamble Company. The Company intends to appeal the judgment and intends to file a plan of reorganization that will be acceptable to the
        Bankruptcy Court and the Company's creditors. In the event a plan of reorganization is accepted, continuation of the business thereafter is dependent on the Company's ability to achieve successful future operations. The accompanying financial statements have been prepared assuming that the Paragon Retirement Investment Savings Management Plan will continue as a going concern. However, should the Plan be terminated, the assets of the Plan would be liquidated at their then fair value and distributed to participants. All assets of the Plan are held in trust and are protected from the creditors of the Company. However, because of the plan sponsor's Chapter 11 filing, there is substantial doubt about whether the Plan will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


7.      SUBSEQUENT EVENTS

        Effective January 1, 1998, the Plan was amended to permit the Company to automatically distribute the account balances of terminated participants whose vested account balances do not exceed $5,000 in accordance with the Taxpayer Relief Act of 1997.

        Effective April 1, 1998, the one year of service requirement for eligibility to participate in the Plan was reduced to six months of service. Additionally, participants will become fully vested in their account balances after completing three years of service.

        The Company's common stock was valued at $12.875 per share at December 31, 1997, representing approximately 20% of the Plan's net assets. However, the Company's stock closed at $4.375 per share on April 18, 1998.

                                                                      SCHEDULE I

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997



                                            SHARES/                    CURRENT
        ISSUER/DESCRIPTION                   UNITS         COST         VALUE
        ------------------------------------------------------------------------

 *  VANGUARD--WELLESLEY INCOME FUND        94,332    $  1,893,255   $  2,062,099

 *  VANGUARD--INDEX 500 PORTFOLIO          42,928       2,712,422      3,866,548

 *  VANGUARD--INDEX TRUST SMALL CAP
      STOCK PORTFOLIO                         851          20,950         20,205

 *  VANGUARD--WINDSOR II                  126,085       2,815,432      3,608,548

 *  VANGUARD--U.S. GROWTH FUND            114,772       2,429,631      3,293,953

 *  VANGUARD--INTERNATIONAL GROWTH FUND    27,122         433,597        444,531

 *  VANGUARD--BOND INDEX FUND              60,464         593,781        610,084

 *  VANGUARD--INVESTMENT CONTRACT TRUST   725,215         725,215        725,215

 *  PARAGON COMMON STOCK FUND           1,090,794       5,674,257      3,839,594

    PARTICIPANT LOANS (INTEREST RATES
      FROM 8% TO 11%)                           0         603,002        603,002
                                                      -----------    -----------
                                                      $17,901,542    $19,073,779
                                                      ===========    ===========


                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN


                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                  NUMBER                   NUMBER                               NET
                                                               OF PURCHASE   PURCHASE     OF SALE     SELLING                  GAIN
  IDENTITY OF PARTY INVOLVED      DESCRIPTION OF ASSET         TRANSACTIONS    PRICE    TRANSACTIONS   PRICE        COST      (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

 *  VANGUARD GROUP, INC.         Wellesley Income Fund               67     $  724,419      122      $  365,998  $ 333,101 $ 32,897

 *  VANGUARD GROUP, INC.         Vanguard Index 500 Portfolio       126      1,362,817      114         700,328    523,792  176,536

 *  VANGUARD GROUP, INC.         Vanguard Windsor II                 97      1,111,165      114         636,734    492,304  144,430

 *  VANGUARD GROUP, INC.         Vanguard U.S. Growth Fund           82        814,856      104         526,318    399,708  126,610

 *  PARAGON TRADE BRANDS, INC.   Paragon Common Stock Fund           67      3,263,976      177       2,153,874  2,173,057  (19,183)




                        *Represents a party in interest.

    (a) Represents a transaction or a series of transactions in excess of 5% of the current value of plan assets as of the beginning of the year.

          The accompanying notes are an integral part of this schedule.

               EXHIBIT                                           PAGE
               -------                                           ----

23.1    Consent of Accountants                                    19

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       PARAGON TRADE BRANDS, INC.
                                       PARAGON RETIREMENT INVESTMENT SAVINGS
                                       MANAGEMENT PLAN



                                       By:   /s/
                                           ------------------------------
                                              Catherine O. Hasbrouck
                                              Plan Administrator



June 29, 1998